

November 14, 2013

Robert C. Paul
Chief Executive Officer
Compuware Corporation
One Campus Martius
Detroit, MI 48226

cc: Board of Directors

Dear Bob,

As you know, Starboard Value LP, together with its affiliates ("Starboard"), is one of the largest shareholders of Compuware Corporation ("Compuware" or the "Company"), owning just under 5% of the Company. We have been a large shareholder for almost two years and originally made our investment because we believed there was a substantial opportunity to increase shareholder value that was within the control of the management team and Board of Directors (the "Board").

We appreciate you taking the time to speak with us last week, and also previously meeting with us at our offices in New York. We are encouraged by the commitment management has made to reduce operating expenses and return cash to shareholders. We believe that the value creation plan announced in January was a good first step in the process of reversing years of underperformance, and we are pleased with the addition of two highly qualified independent directors to Compuware's Board.

We are also encouraged by the public statements that you have made regarding Compuware's ongoing efforts to explore strategic alternatives. However, as we stated on the call, we believe that this process has gone on for too long without any conclusion. It has been almost a year since Elliott Management offered to acquire the Company for $11.00 per share. While the Company has made some progress on its restructuring and value creation initiatives, investors are still left to wonder how Compuware's long-term strategy will look. Additionally, we believe the length of time that the Company has spent exploring strategic alternatives, without any conclusion to the process, has created a significant overhang on the stock price. Long-term shareholders are reluctant to invest in a company, even one that is undervalued like Compuware, without clarity on the strategic plans going forward. We believe the constant state of flux that has existed for the past year at Compuware is one of the primary reasons that the Company's stock price continues to trade below Elliott's offer price, despite the positive steps the Company has taken to unlock value.

As we stated to you during our recent conversation, we believe there is a tremendous amount of value that could be unlocked by completing a standalone restructuring of Compuware. However, we also recognize that a sale of Compuware now may represent the best means to maximize the risk adjusted value of the Company. While either outcome would be acceptable to us, we believe the Company has been in strategic limbo for far too long. It is time for Compuware to either sell itself now for an acceptable premium or execute and expand upon its previously announced standalone value creation plan.

We have outlined our views on how an acceptable standalone restructuring plan should be implemented along with expected timing, so that the Company can consider this plan, in the event that the Company is unable to consummate a near-term sale.

Current Valuation:

We believe that Compuware is extremely undervalued relative to the quality of its businesses and the potential cash flow that the Company could generate after restructuring its expenses. Compuware currently trades at $10.52 per share. If you exclude the value of the 80% stake of Covisint Corporation ("Covisint") which Compuware still owns, Compuware trades for an implied $8.81 per share. In January, Compuware committed to return cash to shareholders by instituting a $0.50 per share dividend. At this dividend level, Compuware currently trades at a 5.7% dividend yield, excluding the value of Covisint. As you can see in the table below, Compuware's dividend yield is substantially higher than other technology companies, despite having stable business characteristics and a similar growth profile as such other companies. In fact, Compuware is currently among the highest yielding technology stocks in the U.S.

Dividend Yield Comparison of U.S. Technology Companies

($ in millions, except per share data)

	Dividend [1]	Dividend Payout Ratio [2]	Market Cap
Oracle Corp	1.0%	13.1%	$158,508
Symantec Corp	2.6%	54.5%	$15,633
Qad Inc	1.4%	130.7%	$234
Hewlett-Packard	2.0%	11.9%	$50,506
Microsoft Corp	2.6%	35.2%	$312,965
Cisco Systems	2.6%	33.2%	$126,908
Epiq Systems Inc	2.9%	60.9%	$546
Quality Systems	3.0%	97.4%	$1,401
CA Inc	3.1%	48.5%	$14,450
Lexmark Intl	3.3%	74.2%	$2,308
Comtech Telecomm	3.6%	104.8%	$503
Intel Corp	3.7%	39.5%	$121,591
Garmin Ltd	3.9%	64.8%	$8,978
Intersil Corp	4.5%	89.8%	$1,354
Cypress Semiconductor	4.6%	110.7%	$1,372
Compuware (FY 2014)	5.7%	88.0%	$2,278

(1) Compuware dividend yield is calculated based on the Company's share price exlcluding the value of its stake in Covisint.
(2) Financial data from Bloomberg.

Compuware Implied Share Price at Different Dividend Yields

($ in millions, except per share data)

Dividend Yield	3.0%	3.5%	4.0%	4.5%	5.0%	5.5%	6.0%
Annual Dividend	$0.50	$0.50	$0.50	$0.50	$0.50	$0.50	$0.50
Implied Share Price Ex-Covisint	$16.67	$14.29	$12.50	$11.11	$10.00	$9.09	$8.33
(+) Value of Covisint [1]	$1.71	$1.71	$1.71	$1.71	$1.71	$1.71	$1.71
Implied Share Price	**$18.38**	**$16.00**	**$14.21**	**$12.82**	**$11.71**	**$10.80**	**$10.04**
Premium / Discount to Current Price	*75%*	*52%*	*35%*	*22%*	*11%*	*3%*	*-5%*

(1) Value of 30 million shares owned by Compuware. Based on Covisint's closing price as of 11/13/2013.

We think that Compuware's dividend is sustainable for at least the next 10 years (even before the additional operational improvements that we will discuss below), and thus should trade at a much lower yield, in line with other dividend-paying stocks. At the high end of the range, other technology companies trade at a 4.0% to 4.5% dividend yield. If Compuware were to trade in line with these companies, it would imply a share price of $12.82 to $14.21. As we discussed above, we believe part of the reason for this higher-than-average dividend yield can be explained by the overhang in the Company's stock due to the continued lack of a clear long-term strategy. Additionally, we believe the high dividend yield is partially attributable to Compuware's depressed earnings, which result in a higher-than-average payout ratio and the perception of a future risk to the current dividend. However, as we will discuss later, not only do we expect the earnings of the Company to dramatically rise as the previously announced cost reductions take hold, but we believe there are more opportunities to reduce expenses in the future, driving further operational improvements.

Institute a Large Stock Repurchase in the Form of a Tender Offer
(Implementation: Immediate)

Given Compuware's current attractive valuation, combined with the Company's depressed earnings and the potential for substantial operational improvements, we believe that now is an opportune time to institute a large share repurchase program. Compuware operates a relatively stable and recurring software business that should generate a substantial amount of free cash flow, yet the Company currently maintains a net cash balance. In addition, we would note that any acquisition of Compuware by a private equity firm would result in the pro forma Company having substantial leverage, as much as 6-7x EBITDA for some recent transactions. In light of this, we believe that Compuware should implement a share repurchase program of at least $450 million. This would allow the Company to reduce its share count by as much as 19% and would demonstrate to investors that management is confident in its ability to execute its value creation plan. We believe that this repurchase program should be announced immediately and be structured as a tender offer with a range of $10.50 to $12.00 per share. The Company could issue debt to finance the share repurchase and still maintain a reasonable net leverage ratio of less than 2.0x Net Debt to EBITDA. This leverage ratio would very quickly be reduced to less than 1.0x Net Debt to EBITDA, after Compuware continues reducing operating expenses and sells some of its non-core assets (discussed below).

Explore the Sale of Non-Core Assets and Use Proceeds for Additional Share Repurchase
(Implementation: Within the next six months)

In the future, Compuware's two key areas of focus will be its Mainframe business and its Application Performance Management (APM) business. Changepoint and Uniface are very different businesses and have virtually no synergies with Compuware's core Mainframe and APM business segments. In addition, these non-core businesses are much smaller in size than Compuware's other businesses and, we believe, are of little interest to investors. However, both businesses would be extremely valuable to a variety of strategic and financial buyers. Changepoint has industry leading professional services automation and project portfolio management technologies. Uniface has an incredibly sticky customer base and generates extremely high margins.

We believe that Compuware should seek to sell both Changepoint and Uniface in a competitive sale process. Each of these businesses was acquired many years ago and is currently a distraction to management and contributes to Compuware's overall lack of operational focus. In addition to the sale of Changepoint and Uniface, we believe that the Company should explore a sale leaseback of its corporate headquarters building and property in Detroit. While it is unlikely that the Company will recoup the $400 million spent to construct the building, we do believe that this is a valuable asset that is not currently reflected in Compuware's share price. In addition, the sale of the building will create a tax loss which should shield any potential gains from the sale of Changepoint and Uniface.

We believe the sale of Changepoint, Uniface and the corporate headquarters building could generate proceeds of between $300 and $400 million, or possibly more. A portion of these proceeds could be used to reduce the debt associated with our suggested share repurchase program, and the remainder could be used for opportunistic share repurchases. As shown in the table below, we believe that these actions would allow Compuware to reduce its share count by up to an additional 7% while maintaining a relatively conservative leverage ratio.

Pro Forma Leverage Adjusted for Sale of Non-Core Assets

($ in millions, except per share data)

Current 2014E EBITDA	$207.5
Net Debt Pro Forma for Tender Offer	$388.8
Net Debt / 2014E EBITDA	1.9x
Proceeds from Sale of Non-Core Assets	$350.0
Net Debt Pro Forma for Sale of Non-Core Assets	$38.8
Pro Forma 2014 EBITDA (Ex-ChangePoint & Uniface)	$181.6
Net Debt to Pro Forma EBITDA Multiple	0.2x
Target Net Debt to EBITDA	1.0x
Additional Amount Available for Stock Repurchases	$142.8

Distribute the Remaining 80% Stake in Covisint
(Implementation: Full distribution within the next six months)

While we have no reason to believe the Company will wait any longer than necessary to distribute its 80% stake in Covisint, we do believe that it represents a substantial value creation opportunity at Compuware. Currently, Covisint is valued with a market capitalization of $460 million. Upon the distribution of the remaining 80%, this value will accrue to Compuware shareholders in a tax-free transaction. At that time, we believe the valuation and dividend yield of Compuware, excluding Covisint, will become clearer to Compuware shareholders.

Increase Cost Reduction Target and Outline Goal of Achieving 35% EBITDA Margins
(Implementation: Run-rate 35% EBITDA margins by Q4 FY 2015)

As we discussed with you during our last conversation, Compuware's margins remain unacceptable. For the last ten years, Compuware has maintained a bloated cost structure resulting in EBITDA margins that are significantly lower than its peers. General & Administrative expenses have consistently amounted to more than 16% of sales, which is an extremely high level for a company of this size in the software industry.

Compuware Historical Financial Performance

($ in millions, except per share data)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	Avg.
Total Revenue	$1,375	$1,265	$1,232	$1,205	$1,213	$1,230	$1,090	$892	$929	$1,010	$945	
% Growth	*-21.0%*	*-8.0%*	*-2.6%*	*-2.1%*	*0.6%*	*1.4%*	*-11.3%*	*-18.2%*	*4.1%*	*8.7%*	*-6.5%*	*-5.0%*
General & Admin. Expenses	$189	$208	$200	$191	$194	$182	$148	$165	$155	$164	$163	
% of Revenue	*13.7%*	*16.4%*	*16.2%*	*15.8%*	*16.0%*	*14.8%*	*13.6%*	*18.5%*	*16.7%*	*16.2%*	*17.2%*	*16.2%*
EBITDA	$225	$138	$143	$215	$188	$247	$232	$175	$189	$177	$157	
% Margin	*16.4%*	*10.9%*	*11.6%*	*17.8%*	*15.5%*	*20.1%*	*21.3%*	*19.6%*	*20.4%*	*17.5%*	*16.6%*	*17.1%*

Fiscal Year Ended March,

As shown in the table below, Compuware's bloated cost structure, and specifically its G&A expenses, has resulted in margins that are less than half those of BMC Software Inc. ("BMC") and CA, Inc. ("CA").

Compuware Comparable Analysis

	Compuware	CA Inc.	BMC Software
Revenue (millions)	$944.6	$4,643.0	$2,172.0
Employees	4,564	13,600	6,900
Revenue / Employee (000s)	$207	$341	$315
EBITDA Margin	16.6%	39.5%	35.4%

While we are encouraged by the Company's commitment to reduce operating expenses by $80-$100 million over the next two years, we believe that far more can be done to improve the operations of the Company. At the midpoint of the announced cost reduction effort ($90 million), Compuware would generate an EBITDA margin of approximately 25%. While this level is an improvement over the current profitability margin, it is still well below those of BMC and CA. Based on our analysis, we believe there is no reason why Compuware could not operate at EBITDA margins in excess of both BMC and CA, especially after the full distribution of Covisint and the sale of Changepoint and Uniface. In fact, pro forma for the sales of the non-core assets discussed above, the Mainframe business would represent approximately 37% of the pro forma revenue, with APM and Professional Services generating the remainder. As we have discussed with you on a number of occasions, we believe that the mainframe business could generate EBITDA margins in excess of 75% on a stand-alone basis (versus approximately 80% on an unallocated basis). In addition, the professional services business has shown consistently strong profitability over the years. Therefore, this implies that at the currently announced cost reduction target, either APM would be losing money on a fully allocated basis, or the Company continues to have far too much unaccounted overhead.

At the very least, we believe the Company must commit to reducing its cost structure by $150 million (versus the announced $80-$100 million). This would take the form of a $125 million reduction in unallocated corporate overhead and a reduction in segment operating expenses for its APM business such that unallocated operating margins would reach at least 15% (versus 8.8% last quarter). For reference, one of APM's closest peers, OPNET Technologies, Inc, which was sold to Riverbed Technology for over 4.5x revenue, had EBITDA margins of 21.5% (fully inclusive of all corporate overhead and public company expenses).

By reducing the cost structure by an additional $50-$70 million on top of the currently announced plan, Compuware would be able to generate EBITDA margins of over 35%, in line with its peers. Given Compuware's set of assets, along with its high revenue mix of mainframe (which generates over 75% EBITDA margins), we believe a target of 35% EBITDA margins should be easily achievable over the next two years.

Increase the Dividend to at least $0.60 per share:
(Expected implementation by the end of CY 2014)

Upon implementing the activities and changes discussed above, we believe that Compuware would be in a position to materially increase its dividend from $0.50 per share to at least $0.60 per share. The combination of a reduced share count, together with improved earnings from lower corporate overhead, should materially improve Compuware's non GAAP EPS from $0.49 to $1.02 and free cash flow from $123 million to $204 million. Further, the reduction in share count would actually allow Compuware to pay a substantially increased dividend on a per share basis without actually increasing the pay-out on an absolute basis.

As can be seen in the table below, the changes to the Company described above would result in Compuware being able to pay out a $0.60 per year dividend, while lowering its payout ratio from 88% today to 50%. Moreover, as you can see in the table below, the free cash flow that the Company would generate (after the payment of the $0.60 dividend) would result in Compuware being able to return to a net cash balance within 4 years. Even if you assume APM can only grow at 5% per year, and generate only 15% unallocated operating margins, and that the Mainframe business declines by 5% per year (in line with its long term compound average growth rate), Compuware would be able to maintain a $0.60 dividend for at least the next 15 years and its payout ratio would not rise past 75% for approximately ten years. In addition, Compuware would continue to have ample excess free cash flow to invest in future product development, which if successful, could result in substantially higher revenue growth and profitability than the assumptions below.

Compuware Pro Forma Financial Summary

($ in millions, except per share data)

Fiscal Year Ends March,	2014E	Pro Forma 2015E [1]	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E
Total Revenues	**975.0**	**868.0**	**783.4**	**787.5**	**793.2**	**800.5**	**809.5**	**820.1**	**832.3**	**846.3**	**862.0**
Application Performance Mgmt	*9.0%*	*5.0%*	*5.0%*	*5.0%*	*5.0%*	*5.0%*	*5.0%*	*5.0%*	*5.0%*	*5.0%*	*5.0%*
Mainframe	*-7.0%*	*-5.0%*	*-5.0%*	*-5.0%*	*-5.0%*	*-5.0%*	*-5.0%*	*-5.0%*	*-5.0%*	*-5.0%*	*-5.0%*
Professional Services	*6.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*
Total Revenue	*3.2%*	*-11.0%*	*-9.7%*	*0.5%*	*0.7%*	*0.9%*	*1.1%*	*1.3%*	*1.5%*	*1.7%*	*1.9%*
Application Performance Mgmt	16.4	51.6	54.2	56.9	59.8	62.7	65.9	69.2	72.6	76.3	80.1
Mainframe	232.0	220.4	209.4	198.9	189.0	179.6	170.6	162.0	153.9	146.2	138.9
Professional Services	22.9	22.9	22.9	22.9	22.9	22.9	22.9	22.9	22.9	22.9	22.9
Corporate	(142.9)	(67.9)	(67.9)	(67.9)	(67.9)	(67.9)	(67.9)	(67.9)	(67.9)	(67.9)	(67.9)
Total Operating Income	**141.6**	**252.9**	**218.5**	**210.8**	**203.7**	**197.2**	**191.4**	**186.1**	**181.5**	**177.4**	**173.9**
Application Performance Mgmt	*5.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*
Mainframe	*75.0%*	*75.0%*	*75.0%*	*75.0%*	*75.0%*	*75.0%*	*75.0%*	*75.0%*	*75.0%*	*75.0%*	*75.0%*
Professional Services	*16.0%*	*16.0%*	*16.0%*	*16.0%*	*16.0%*	*16.0%*	*16.0%*	*16.0%*	*16.0%*	*16.0%*	*16.0%*
Total Operating Margin	*14.5%*	*29.1%*	*27.9%*	*26.8%*	*25.7%*	*24.6%*	*23.6%*	*22.7%*	*21.8%*	*21.0%*	*20.2%*
EBITDA	**$207.5**	**$318.8**	**$268.5**	**$255.8**	**$238.7**	**$232.2**	**$226.4**	**$216.1**	**$211.5**	**$207.4**	**$203.9**
% Margin	*21.3%*	*36.7%*	*34.3%*	*32.5%*	*30.1%*	*29.0%*	*28.0%*	*26.4%*	*25.4%*	*24.5%*	*23.7%*
Shares Outstanding	175.7	163.7	163.7	163.7	163.7	163.7	163.7	163.7	163.7	163.7	163.7
Non-GAAP EPS	**$0.67**	**$1.02**	**$0.88**	**$0.85**	**$0.83**	**$0.80**	**$0.78**	**$0.76**	**$0.75**	**$0.73**	**$0.72**
Dividend Per Share	$0.50	$0.60	$0.60	$0.60	$0.60	$0.60	$0.60	$0.60	$0.60	$0.60	$0.60
Free Cash Flow	**$122.9**	**$204.1**	**$174.6**	**$165.0**	**$150.7**	**$146.9**	**$143.4**	**$135.2**	**$132.5**	**$130.0**	**$128.0**
Dividend Payout Ratio	*80%*	*50%*	*56%*	*60%*	*65%*	*67%*	*68%*	*73%*	*74%*	*76%*	*77%*
Total Debt	$464.0	$264.0	$264.0	$264.0	$264.0	$264.0	$264.0	$264.0	$264.0	$264.0	$264.0
Total Cash	$75.2	$127.6	$203.9	$270.7	$323.2	$371.9	$417.0	$454.1	$488.3	$520.2	$549.9
Net Debt / EBITDA	*1.9x*	*0.4x*	*0.2x*	*0.0x*	*-0.2x*	*-0.5x*	*-0.7x*	*-0.9x*	*-1.1x*	*-1.2x*	*-1.4x*

(1) 2015 estimates are pro forma for the sale of all non-core assets and the reduction of $150 million of operating expenses. Estimates include full year impact of changes, even though changes will occur during the course of the year.

As can be seen in the table below, at a dividend yield of between 4% and 4.5%, a $0.60 dividend would equate to a stock price of between $15.04 and $16.71 per share (inclusive of the market value of Covisint).

Compuware Implied Share Price at Different Dividend Yields

($ in millions, except per share data)

Dividend Yield	3.0%	3.5%	4.0%	4.5%	5.0%	5.5%	6.0%
Annual Dividend	$0.60	$0.60	$0.60	$0.60	$0.60	$0.60	$0.60
Implied Share Price Ex-Covisint	$20.00	$17.14	$15.00	$13.33	$12.00	$10.91	$10.00
(+) Value of Covisint [1]	$1.71	$1.71	$1.71	$1.71	$1.71	$1.71	$1.71
Implied Share Price	**$21.71**	**$18.85**	**$16.71**	**$15.04**	**$13.71**	**$12.62**	**$11.71**
Premium / Discount to Current Price	*106%*	*79%*	*59%*	*43%*	*30%*	*20%*	*11%*

(1) Value of 30 million shares owned by Compuware. Based on Covisint's closing price as of 11/13/2013.

Conclusion:

We continue to believe that there is a tremendous opportunity to create value at Compuware on a standalone basis through a combination of share repurchases, non-core asset sales and operational improvements. However, a standalone restructuring of Compuware will involve a great deal of execution risk and proper oversight. On the other hand, a sale of the Company now at an acceptable premium would immediately deliver value to shareholders and would carry much less execution risk. While we believe that both options could unlock significant value, it is critical for the Company to analyze the risk-adjusted present value of each alternative in order to determine which alternative represents the best means for maximizing shareholder value.

Should the Company decide to execute and expand upon its standalone value creation plan, we do not have confidence in the current Board's ability to properly oversee this critical process in light of its poor historical track record. Therefore, to the extent that Compuware remains a standalone company, we believe that significant changes must be made to the composition of the Board. While we believe the additions of Lee D. Roberts and David G. Fubini will help improve the oversight of the Board, we believe that there is still room for additional improvement to the Board's composition. Specifically, we note that prior to the recently announced changes, only one of the Board's eleven members was an independent director with relevant software industry experience. In addition, the average tenure of the other Board members is over 10 years. The combination of a lack of industry experience and long tenure has resulted in a less than optimal Board which we believe must be improved for the benefit of shareholders.

We appreciate the Board's consideration of the points outlined in this letter. We expect the Company to come to a conclusion in the immediate future on its decision to either sell the Company or to pursue a standalone restructuring plan as outlined in this letter. We look forward to continuing our discussions and working with you to ensure that value is created for all shareholders.

Sincerely,

Jeffrey C. Smith
Managing Member
Starboard Value LP